UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:	StoneCastle Financial Corp.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

152 West 57th Street, 35th Floor New York, NY 10019

Telephone Number:	(212) 354-6500

Name and Address of Agent for Service of Process:

Joshua S. Siegel StoneCastle Financial Corp. 152 West 57th Street, 35th Floor New York, NY 10019

Copies to:

Kari K. Harris, Esq. Nixon Peabody LLP 100 Summer Street Boston, MA 02110-2131 (617) 345-1000	Walter G. Van Dorn, Jr., Esq. Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 (212) 768-6700

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York, on the 14th day of June, 2013.

STONECASTLE FINANCIAL CORP.

By:
/s/ Joshua S. Siegel Name: Joshua S. Siegel Title: Chief Executive Officer and Trustee

ATTEST:

/s/ George Shilowitz
Name: George Shilowitz Title: President